

Mail Stop 7010

December 10, 2008

Invesco, Ltd.
Attention: Martin L. Flanagan, President and Chief Executive Officer
1360 Peachtree Street, NE
Atlanta, Georgia 30309

Re: Invesco, Ltd.
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2008
File No. 001-13908

Dear Mr. Flanagan:

We have reviewed your letter dated December 2, 2008 and have the following comments.

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

1.   We note your response to comment one in our letter dated August 29, 2008. You indicate that in making compensation decisions generally your compensation committee considered the specific items of corporate performance discussed on page 22. As they were presented in the proxy statement, we understood these items to pertain only to the 2007 award pool. In future filings, please clarify the purposes (e.g., salary and bonus determinations) for which your compensation committee uses these and any other items of corporate performance in connection with its compensation decisions. In addition, in future filings if you do not disclose and quantify specific individual performance factors because you do not believe that they are material, then please disclose in detail the types or categories of individual performance factors that the committee considered. In this regard, it is not sufficient disclosure simply to state that there were individual performance factors.

Incentive Compensation, page 21

2.   We note your response to comment three in our letter dated August 29, 2008. For future filings, if you determine that that the disclosure of a performance target would cause you substantial competitive harm, then in lieu of disclosing the target please disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed target.

You may contact Dieter King, staff attorney, at (202) 551-3338, or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief